UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 13, 2011.

Commission File Number 001-34984

FIRST MAJESTIC SILVER CORP.
(Translation of registrant's name into English)

925 West Georgia Street, Suite 1805, Vancouver BC V6C 3L2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Technical Report for the La Parrilla Silver Mine, State of Durango, Mexico

99.2	Certification - Leonel López

99.3	Certification - Richard Addison

99.4	Consent of Author - Leonel López

99.5	Consent of Author - Richard Addison

99.6	Material Change Report dated September 13, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MAJESTIC SILVER CORP.

By:

/s/ Connie Lillico
Connie Lillico
Corporate Secretary

September 13, 2011